Exhibit 99.1

Convenience Translation

Invitation to the Annual General Meeting

Fresenius Medical Care AG & Co. KGaA

Hof an der Saale

ISIN: DE0005785802 // Securities Identification No.: 578580

ISIN: DE000A2G9L83 // Securities Identification No.: A2G9L8

ISIN: US3580291066 // CUSIP: 358029106

We hereby invite our shareholders to the

Annual General Meeting

to be held on Thursday, 17 May 2018, at 10:00 a.m. at the Congress Center Messe Frankfurt, Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main, Germany.

I. Agenda

1.                                      Presentation of the annual financial statements and consolidated group financial statements each approved by the Supervisory Board, the management reports for Fresenius Medical Care AG & Co. KGaA and the consolidated group, the explanatory report by the General Partner on the information pursuant to sections 289a (1), 315a (1) of the German Commercial Code (Handelsgesetzbuch - HGB) and the report by the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for fiscal year 2017; resolution on the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for fiscal year 2017

The Supervisory Board endorsed the annual financial statements and the consolidated group financial statements drawn up by the General Partner according to section 171 German Stock Corporation Act (Aktiengesetz - AktG). According to section 286 (1) AktG, the annual financial statements are to be submitted for approval by the General Meeting; the other aforementioned documents are to be made accessible to the General Meeting without requiring the passing of any additional resolution.

The General Partner and the Supervisory Board propose that the annual financial statements of Fresenius Medical Care AG & Co. KGaA for fiscal year 2017 as presented, showing a profit of EUR 4,954,406,921.53 be approved.

2.                                      Resolution on the allocation of distributable profit

The General Partner and the Supervisory Board propose to allocate the profit shown in the annual financial statements in the amount of EUR 4,954,406,921.53 for fiscal year 2017 as follows:

Payment of a dividend of EUR 1.06 for each of the 306,451,049 shares entitled to a dividend	EUR	324,838,111.94

Profit carried forward to new account	EUR	4,629,568,809.59

Distributable profit	EUR	4,954,406,921.53

The proposal on the allocation of distributable profit reflects the 1,659,951 treasury shares currently held directly by the Company that are not entitled to a dividend pursuant to section 71b AktG.

The dividend is due on 23 May 2018.

3.                                      Resolution on the approval of the actions of the General Partner for fiscal year 2017

The General Partner and the Supervisory Board propose to approve the actions of the General Partner of the Company during fiscal year 2017.

4.                                      Resolution on the approval of the actions of the Supervisory Board for fiscal year 2017

The General Partner and the Supervisory Board propose to approve the actions of the members of the Supervisory Board of the Company during fiscal year 2017.

5.                                      Election of the auditor and consolidated group auditor for fiscal year 2018

The Supervisory Board, based on the recommendation of its Audit and Corporate Governance Committee (Prüfungs- und Corporate-Governance-Ausschuss), proposes the election of KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, as auditor and consolidated group auditor for fiscal year 2018.

6.                                      Modernization and revision of various provisions of the Articles of Association

Since the Company’s change of its legal form into its current legal form of a partnership limited by shares in 2006, the Company’s Articles of Association have essentially remained unchanged. The few modifications that were made since 2006 pertained only to selective changes of the wording of the Articles of Association, most recently, for instance, the adjustment of the provisions regarding objects of the Company’s business, the remuneration of the members of the Supervisory Board or recurring matters requiring a resolution such as the renewal of the authorizations regarding the Company’s authorized capitals as well as modifications regarding the Company’s conditional capitals.

In the course of working practically with the current version of the Articles of Association, the General Partner and the Supervisory Board identified certain sections which could be improved by carefully enhancing the wording of the Articles of Association. In addition to provisions that have become obsolete, these enhancements concern various clarifications of the wording of the Articles of Association or editorial revisions and a harmonization of present provisions. In order to keep the Articles of Association as the essential corporate framework of the Company’s constitution legally certain, modern and appropriately concise for the future, they should be revised and modernized — wherever necessary — in the interest of the Company.

A revised version of the Articles of Association reflecting the hereinafter proposed adjustments and revisions is available from the day of the convening of the General Meeting for inspection in the offices of the Company, is made available on the Company’s website and will also be made available at the General Meeting.

The proposed amendments of the Articles of Association relate to the following items:

a)             Notifications exclusively in the Federal Gazette (Bundesanzeiger)

Art. 3 (2) of the Articles of Association stipulates in summary that English short versions of the invitations to General Meetings including the items on the agenda as well as additional short versions of the notifications shall in principle be published in the U.S. newspapers The Wall Street Journal and The New York Times. Art. 14 (2) regulates the timing of the publication of the English short version. Pursuant to Art. 3 (2) sentence 3 of the Articles of Association, the General Partner may deviate from such a publication with the consent of the Supervisory Board.

This additional publishing requirement shall be deleted because the effort for corresponding publications — that in accordance with Art. 3 (2) sentence 3 of the Articles of Association have not been of practical relevance in the past anyway — does in the Company’s view not correspond with a sufficient value for the Company and its shareholders. The Company will of course continue to fulfill its publication obligations, also in the USA in its capacity as a Company listed on the New York Stock Exchange.

The General Partner and the Supervisory Board therefore propose to resolve as follows:

Art. 3 (2) and Art. 14 (2) of the Articles of Association shall be deleted without replacement. The paragraph numbering for Art. 3 (1) shall be removed. The current Art. 14 (3) shall be renumbered as Art. 14 (2). In all other respects Art. 3 and Art. 14 of the Articles of Association of the Company remain unchanged.

b)             Deletion of the provisions regarding the form of the share certificates

Art. 5 (3) of the Articles of Association provides that the form of the share certificates and of the dividend coupons and renewal coupons is determined by the General Partner with the consent of the Supervisory Board. As a publicly listed company, the rights of the Company’s shareholders are represented in a global certificate, which is held by a central depository (Clearstream Banking AG) in a collective deposit of securities (Girosammelverwahrung). Hence, share certificates as well as dividend coupons and renewal coupons do not exist. Art. 5 (3) of the Articles of Association is therefore obsolete and shall be deleted.

The General Partner and the Supervisory Board therefore propose to resolve as follows:

Art. 5 (3) of the Articles of Association shall be deleted without replacement. The current Art. 5 (4) shall be renumbered as Art. 5 (3). In all other respects Art. 5 of the Articles of Association of the Company remains unchanged.

c)              Constituent meeting of the Supervisory Board only following a new election of all members of the Supervisory Board

Pursuant to Art. 9 (1) of the Articles of Association, the Supervisory Board shall hold a meeting following the General Meeting in which the Supervisory Board has been newly elected, without special notice of such meeting and, where necessary, shall elect in such meeting from among its members a chairman and a deputy chairman. The General Partner and the Supervisory Board believe that — contrary to the wording of the existing provision which in this regard is not fully conclusive — such a constituent meeting is not required if only one member of the Supervisory Board is newly elected by the General Meeting.

Against this background and in accordance with the practice of large listed companies Art. 9 (1) of the Articles of Association shall be adjusted for clarification purposes to reflect that in the future a constituent meeting of the Supervisory Board is only required if all members of the Supervisory Board are newly elected by the General Meeting. Irrespective thereof, the election of the chairman and the deputy chairman remains in the reasonable discretion of the Supervisory Board. Art. 9 (2) of the Articles of Association — which will remain unchanged — clarifies that a corresponding new election shall be held immediately in case of a premature resignation from office.

The General Partner and the Supervisory Board therefore propose to resolve as follows:

Art. 9 (1) of the Articles of Association of the Company shall be amended to read as follows:

“(1)         Following a general meeting in which all members of the supervisory board have been newly elected, the supervisory board shall hold a meeting without special notice of such meeting and shall elect in such meeting from among its members a chairman and a deputy chairman for the whole term of office of the elected persons as supervisory board members.”

In all other respects Art. 9 of the Articles of Association of the Company remains unchanged.

d)             Modernization of the regulations for Supervisory Board Meetings regarding convocation, participation and adoption of resolutions

Art. 10 (1) of the Articles of Association regulates the convocation of meetings of the Supervisory Board. Art. 10 (2) relates to the participation in meetings of the Supervisory Board as well as to formal requirements for resolutions of the Supervisory Board. Art. 10 (4) provides regulations for voting notifications by members of the Supervisory Board prevented from attending meetings of the Supervisory Board.

The General Partner and the Supervisory Board share the view that some of the communication modalities referred to in these paragraphs are no longer contemporary with a view to the advanced technical development and therefore propose certain adjustments, clarifications and modernizations. This applies particularly with a view to the use of electronic means of communication in connection with the convocation or holding of Supervisory Board meetings as well as the casting of votes.

The General Partner and the Supervisory Board therefore propose to resolve as follows:

Art. 10 (1), (2) and (4) of the Articles of Association of the Company shall be amended to read as follows:

“(1)         The meetings of the supervisory board shall be called by the chairman by notice subject to a notice period of fourteen (14) days. The meetings may be called in writing or by electronic means of communication (for example email). The items on the agenda must be stated in the invitation to the meeting. Notwithstanding sentence 2, in urgent cases, this period may be adequately shortened and the meeting may be called by telephone.

(2)         The meetings of the supervisory board can be held by personal attendance or by way of a video conference, in which individual or all members of the supervisory board participate. Outside of meetings, resolutions in writing, by electronic means of communication (for example email) or telephone are admissible, if this is ordered by the chairman of the supervisory board, or in the event of his being unable to act, by his deputy.

[...]

(4)         If members of the supervisory board are prevented from attending the meeting, they may have another member of the supervisory board submit their written votes. A vote delivered by electronic means of communication (for example email) is deemed a written vote. Such delivery of the written vote shall be deemed to be participation in the adoption of the resolution.”

The words “meeting by personal attendance (Präsenzsitzung)” in Art. 10 (6) of the Articles of Association of the Company shall be replaced by the word “meeting”. In all other respects Art. 10 of the Articles of Association of the Company remains unchanged.

e)              Clarification on the rights and duties of members of the Supervisory Board

According to the current wording of Art. 11 (1) of the Articles of Association the Supervisory Board “shall have the rights and duties defined by mandatory legal provisions and these Articles of Association”. The General Partner and the Supervisory Board share the view that a further opening and flexibilization of this regulation is in the interest of the Company. In accordance with the practice of large listed companies it shall therefore be clarified that the Supervisory Board has the rights and duties that stem from the law, the Articles of Association or further regulations (such as the Rules of Procedure of the Supervisory Board). This does not result in changes of the content of the duties of Supervisory Board members.

The General Partner and the Supervisory Board therefore propose to resolve as follows:

Art. 11 (1) of the Articles of Association of the Company shall be amended to read as follows:

“(1)         The Supervisory Board shall have all rights and duties assigned to it by law, Articles of Association or otherwise.”

In all other respects Art. 11 of the Articles of Association of the Company remains unchanged.

f)               The General Partner is instructed to file the above amendments to the Articles of Associations with the commercial register.

II. Further information regarding the convening of the Annual General Meeting

Total number of shares and voting rights

At the time of the convening of the Annual General Meeting, the share capital of the Company is composed of 308,120,118 non-par value shares and consists solely of bearer shares, of which each share grants one vote. Therefore, the total number of voting rights at the time of the convening of the Annual General Meeting amounts to 308,120,118 voting rights. At the time of the convening of the Annual General Meeting, the Company holds a total of 1,659,951 treasury shares which do not entitle the Company to any voting rights or any other rights.

Participation in the General Meeting and exercise of the voting rights

Only those shareholders who have registered with the Company in text form in the German or the English language by the end of 10 May 2018 (24:00 hours Central European Summer Time — CEST), at the latest at the following address

Fresenius Medical Care AG & Co. KGaA

c/o Computershare Operations Center

80249 Munich

Germany

Telefax: +49 (0)89 30903-74675

E-Mail: anmeldestelle@computershare.de

and who have provided the Company with evidence of their entitlement to attend the General Meeting are entitled to participate and vote in the Annual General Meeting. As evidence of their entitlement to attend the General Meeting and to exercise their voting right, shareholders must, by the end of 10 May 2018 (24:00 hours CEST), at the latest, provide evidence of their shareholding issued by their depositary bank in text form in the German or English language to the aforementioned address referring to the beginning of 26 April 2018 (00:00 hours CEST) (“Evidence Date”).

Significance of the Evidence Date

As regards the participation in the General Meeting and the exercise of the voting right only such persons qualify as shareholders of the Company who have provided evidence of their shareholding. The right of participation and the extent of the voting rights are solely determined by the shareholding on the Evidence Date. The Evidence Date is not accompanied by a lock on the sale of shares. Even in case of a complete or partial sale of the shareholding after the Evidence Date, this has no effect on the entitlement to participate and on the voting right. This also applies accordingly to the acquisition of shares after the Evidence Date. Persons who do not hold shares on the Evidence Date and become shareholders only thereafter are entitled to participate and vote for the shares held by them only to the extent that they are authorized by proxy or otherwise authorized to exercise rights. However, the Evidence Date has no significance for the entitlement to a dividend as this entitlement only depends on the shareholder status on the day of the resolution on the distribution of profits by the Annual General Meeting.

Proxy voting procedure

Shareholders may also have their voting rights in the Annual General Meeting exercised by a proxy, e.g. the depositary bank, an association of shareholders or another person of their choice. If the shareholder authorizes more than one person, the Company can reject one or more of such persons. The issue of the proxy, its revocation and the evidence of authorization to be presented to the Company require the text form; financial institutions, shareholders’ associations and persons equated thereto according to sections 135 (8) AktG and 135 (10) AktG in connection with section 125 (5) AktG may — to the extent powers of attorney are issued to them — provide for deviating provisions.

The evidence of the appointment of an authorized person may either be presented at the entrance to the meeting venue of the General Meeting on the day of the General Meeting or be submitted in advance to the following address:

Fresenius Medical Care AG & Co. KGaA

- Investor Relations -

Else-Kröner-Straße 1

61352 Bad Homburg v. d. H.

Germany

Telefax: +49 (0)6172 609-2301

E-Mail: hauptversammlung@fmc-ag.com

In case the proxy or the evidence of the appointment of an authorized person is submitted to the Company in advance to the postal address, fax number or e-mail address stated above, we may for organizational reasons ask for a corresponding submission by 16 May 2018 (24:00 hours CEST).

Procedure regarding Company-named proxies acting on shareholders’ voting instructions

The Company offers that shareholders may issue powers of attorney to proxies named by the Company who are bound to shareholders’ voting instructions. Such persons are employees of the Company or of an affiliated company who vote on the respective items of the agenda on the basis of powers of attorney by shareholders and in accordance with the instructions issued by them. The proxies named by the Company must, for this purpose, be issued powers of attorney in text form as well as express and unambiguous instructions for the exercise of the voting right. The proxies named by the Company are obligated to vote in accordance with the instructions. They cannot exercise the voting rights at their own discretion. To the extent there is no express and unambiguous instruction, the proxies named by the Company will abstain from voting on the respective voting matter.

Powers of attorney including voting instructions for the proxies named by the Company may already be submitted to the Company prior to the General Meeting. In this case, powers of attorney and voting instructions must be received by the Company for organizational reasons until 16 May 2018 (24:00 CEST) at the following address:

Fresenius Medical Care AG & Co. KGaA

c/o Computershare Operations Center

80249 Munich

Germany

Telefax: +49 (0)89 30903-74675

E-Mail: anmeldestelle@computershare.de

Irrespective of the above, shareholders may issue powers of attorney and voting instructions to proxies named by the Company during the General Meeting until the commencement of the casting of the votes.

Further information on the proxy voting procedure

The shareholders shall receive forms for powers of attorney and for voting instructions as well as further information regarding the issuing of powers of attorney together with the entrance ticket.

Timely registration and evidence of the shareholding in accordance with the foregoing provisions are also required in case a power of attorney is issued. This does not exclude any granting of powers of attorney after the registration has occurred.

Rights of shareholders

Supplemental requests to the agenda at the request of a minority according to section 278 (3) AktG in connection with section 122 (2) AktG

Shareholders whose total combined shares amount to the twentieth part of the registered share capital or the proportionate amount of the share capital of EUR 500,000 (that is equivalent to 500,000 non-par value shares), can request, according to section 278 (3) AktG in connection with section 122 (2) AktG, that items be placed on the agenda and notice thereof be given. For each new item, reasons or a draft resolution must be attached.

Supplemental requests must be received by the Company at least 30 days prior to the Meeting in writing. The day of receipt and the day of the General Meeting are not included in that calculation. Therefore, the last possible date for receipt is 16 April 2018 (24:00 hours CEST). Supplemental requests received after that date cannot be taken into account.

Applicants must provide evidence that they are holding the minimum quantity of shares for at least ninety days prior to the day of the receipt of the supplemental request and that they hold the shares until the General Partner’s decision on the supplemental request (section 278 (3) AktG in connection with section 122 (2), (1) sentence 3 AktG).

We ask shareholders to submit any supplemental requests to the following address:

Fresenius Medical Care AG & Co. KGaA

Die persönlich haftende Gesellschafterin

Fresenius Medical Care Management AG

- Vorstand -

Else-Kröner-Straße 1

61352 Bad Homburg v. d. H.

Germany

Motions and proposals for election by shareholders according to section 278 (3) AktG in connection with sections 126 (1), 127 AktG

Prior to the General Meeting shareholders may send countermotions to the Company regarding proposals made by the General Partner and the Supervisory Board pertaining to a specific item on the agenda. Shareholders may also submit proposals for the election of the auditors. Reasons must be given for countermotions. For proposals for election, however, no reasons need to be given.

Countermotions and proposals for election to be made accessible that have been received at the address mentioned below at least 14 days prior to the General Meeting, the day of receipt and the day of the General Meeting not being included in the calculation, i.e. 2 May 2018 (24:00 hours CEST) at the latest, will be made available on the Company’s website to the other shareholders, including the name of the shareholder and any reasons given under www.freseniusmedicalcare.com/en/home/investors/annual-general-meeting. Any comments of the management will also be published under this internet address.

Countermotions and proposals for election are to be sent only to

Fresenius Medical Care AG & Co. KGaA

- Investor Relations –

Else-Kröner-Straße 1

61352 Bad Homburg v. d. H.

Germany
Telefax: +49 (0)6172 609-2301

E-Mail: hauptversammlung@fmc-ag.com

Countermotions and proposals for election sent to any other address cannot be taken into account.

Countermotions and reasons given do not need to be made accessible under the prerequisites set out in section 126 (2) sentence 1 AktG. According to section 126 (2) sentence 2 AktG, the reasons for a countermotion also do not need to be made accessible if they amount to more than 5,000 characters in total.

Section 126 AktG applies analogously to the proposal of a shareholder for the election of the auditors pursuant to section 127 AktG. Proposals for the election of the auditors according to section 127 AktG will moreover only be made accessible if they contain the name, the profession exercised and the residential address of the proposed person or the name and registered office of the proposed legal entity.

Shareholders’ information rights according to section 278 (3) AktG in connection with section 131 (1) AktG

Information on the affairs of the Company including the legal and business relationships with affiliated enterprises and on the situation of the group and the enterprises included in the consolidated group financial statements is to be given by the General Partner to every shareholder upon the latter’s request in the General Meeting. This only applies to the extent the information is necessary for a proper evaluation of the item on the agenda.

Further explanations on the rights of the shareholders under section 278 (3) AktG in connection with sections 122 (2), 126 (1), 127, 131 (1) AktG are available on the Company’s website under www.freseniusmedicalcare.com/en/home/investors/annual-general-meeting.

Availability of documents

The following documents and the further information to be made available pursuant to section 278 (3) AktG in connection with section 124a AktG are also available on the Company’s website under www.freseniusmedicalcare.com/en/home/investors/annual-general-meeting:

1)                 the annual financial statements and consolidated group financial statements approved by the Supervisory Board for fiscal year 2017;

2)                 the management reports for Fresenius Medical Care AG & Co. KGaA and the consolidated group for fiscal year 2017 including the non-financial declaration for the group;

3)                 the report by the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for fiscal year 2017;

4)                 the report by the General Partner with regard to the information pursuant to sections 289a (1), 315a (1) HGB;

5)                 the General Partner’s proposal on the allocation of distributable profit;

6)                 a version of the Company’s Articles of Association with highlighted changes reflecting the adjustments and revisions of the Articles of Association proposed in agenda item 6; and

7)                 the annual report for the Fresenius Medical Care Group for fiscal year 2017 which contains the Report on Corporate Governance including the Remuneration Report as well as the Declaration on Corporate Governance for fiscal year 2017.

These documents will also be made available at the General Meeting of the Company.

From the day of the convening of the General Meeting, the aforementioned documents are available for inspection by shareholders in the offices of the Company, Fresenius Medical Care AG & Co. KGaA, Else-Kröner-Straße 1, 61352 Bad Homburg v. d. H., Germany. Upon request, each shareholder shall receive a copy of the aforementioned documents without undue delay and free of charge.

Transmission in sound and vision

The Chairman of the General Meeting may order to broadcast the speech of the Chairman of the Management Board of the General Partner in sound and vision on the day of the General Meeting. In this case, it can be followed live on the Company’s website under
www.freseniusmedicalcare.com/en/home/investors/annual-general-meeting.

Hof an der Saale, April 2018

Fresenius Medical Care AG & Co. KGaA

The General Partner

Fresenius Medical Care Management AG

The Management Board

Information for holders of American Depositary Receipts regarding the Annual General Meeting

- ISIN: US3580291066 // CUSIP: 358029106 -

Holders of ADRs will generally submit their voting instructions to The Bank of New York Mellon Corporation, which, in its capacity as Depositary Bank, will try, as far as practically possible, to exercise the voting rights subject to German law and the provisions of the Articles of Association and according to the instructions provided by the holders of ADRs. Guidelines as to the exercise of voting rights by means of “Proxy Voting” can be found in the materials of the Annual General Meeting, which will be sent to the holders of ADRs. Voting instructions must be received by The Bank of New York Mellon Corporation by 4 May 2018 (prior to 5:00 p.m. New York Time) at the latest.

Should, on an exceptional basis, a holder of ADRs wish to exercise voting rights in person at the Annual General Meeting, The Bank of New York Mellon Corporation will try on a best efforts basis to provide holders of ADRs with this possibility. However, due to the considerable amount of time required, an exercise of voting rights in person may not be guaranteed in all instances.

The custodian banks are advised of the separate publications in the German Wertpapier-Mitteilungen.

Hof an der Saale, April 2018

Fresenius Medical Care AG & Co. KGaA

The General Partner

Fresenius Medical Care Management AG

The Management Board